Exhibit 99.2

THE INX DIGITAL COMPANY, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORM 51-102F1

For the three and six months ended June 30, 2025

U.S. DOLLARS IN THOUSANDS

The INX Digital Company, Inc.

Introduction

This Management’s Discussion and Analysis (“MD&A”), dated June 30, 2025, is intended to assist in the understanding of the trends and significant changes in the financial condition and results of operations of The INX Digital Company Inc. (“TINXD” or together with its consolidated subsidiaries, the “Company”) for the three and six months period ended June 30, 2025.

This MD&A has been prepared in compliance with the requirements of Form 51-102F1, in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended June 30, 2025, and the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2024, together with the notes thereto. Results are reported in United States dollars unless otherwise noted. The results for the three-month periods ended June 30, 2025, are not necessarily indicative of the results that may be expected for any future period. The information contained herein is presented as of August 14, 2025, unless otherwise indicated.

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in the December 31, 2024, audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB have been condensed or omitted.

This MD&A contains forward-looking statements that involve risks, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and future plans and objectives. There can be no assurance that such information will prove to be accurate, and readers are cautioned not to place undue reliance on such forward- looking statements (see “Forward-Looking Statements”).

For the purposes of preparing this MD&A, management, in conjunction with the board of directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company’s ordinary shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the board of directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Acquisition of the Company

On April 3, 2025, the Company entered into an arrangement agreement (the “Arrangement Agreement”) with OpenDeal Inc. (d/b/a Republic) (“Republic”) in connection with a transaction (the “Arrangement”) that values the Company’s equity at up to $60,000 (assuming the Rollover Share Limit is achieved as defined in the Arrangement Agreement). The agreement was subsequently amended on May 6, 2025.

The INX Digital Company, Inc.

Under the terms of the Arrangement Agreement, on closing, Republic Strategic Acquisition Co LLC (the “Purchaser”), a wholly-owned subsidiary of Republic, will acquire all the issued and outstanding common shares of the Company (the “Shares”), other than those Shares already owned by Republic, for an aggregate amount of up to $54,800 as follows:

●	Up to $18,800 in consideration will be provided to the Rollover Shareholders (as defined in the Arrangement Agreement).

●	Fixed consideration of $36,000 will be paid by Republic to the non-Rollover Shareholders, of which:

○	$20,000 will be paid in cash upon completion of the Arrangement

○	$16,000 will be paid 18 months following the Escrow Deposit Date pursuant to the terms of a contingent value rights agreement (the “CVR Agreement”)

Several key milestones have been achieved in the Arrangement process:

●	The Company’s shareholders approved the Arrangement at the annual general and special meeting held on June 19, 2025.

●	The Company obtained a final order of the Supreme Court of British Columbia on June 25, 2025 .

●	FINRA approval for the change of ownership was received on July 8, 2025

●	Republic has deposited US$10,000 in escrow with Odyssey Trust Company as the escrow agent, pursuant to the escrow agreement entered by the Company, Republic, the Purchaser and Odyssey Trust Company

The Arrangement is expected to close within eight months following the date of the Arrangement Agreement, subject to the satisfaction of certain customary closing conditions.

As part of the transfer of ownership, INX’s cash reserve fund, which as of June 30, 2025, totals approximately US$34.3 million, will be fully distributed to INX Token holders after closing of the transaction.

Discontinued operation

On August 29, 2024 (“the sale date”), INX entered into a share sale agreement to sell its holdings in I.L.S. Brokers Ltd., a Company incorporated under the laws of the State of Israel (“ILSB”). The transaction was completed on November 29, 2024. The total consideration at closing was $5,265 consisting of a base payment of $4,450 plus $815 representing ILSB’s equity value as of October 31, 2024. A cash amount equal to 15% of the purchase price is being held in escrow until November 29, 2025, to secure the indemnification and other payment obligations of the Company.

Forward Looking Statements

The information set forth in this MD&A contains statements concerning future results, future performance, intentions, objectives, plans and expectations that are, or may be deemed to be, forward-looking statements. These statements concerning possible or assumed future results of operations of the Company are preceded by, followed by or include the words ‘believes,” “expects,’ ‘anticipates,’ ‘estimates,’ ‘intends,’ ‘plans,’ ‘forecasts,’ or similar expressions.

Forward-looking statements are not guarantees of future performance. These forward-looking statements are based on current expectations that involve numerous risks and uncertainties, including, but not limited to, those identified in the “Risks and Uncertainties” section above. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate. These factors should be considered carefully, and readers should not place undue reliance on forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether written or oral that may be made by or on the Company’s behalf, except as required under securities law.

The INX Digital Company, Inc.

Nature of Operations

The Company, registered at 550 Burrard Street, Suite 2900, Vancouver, BC V6C 0A3, Canada, was incorporated under the provincial Business Corporations Act (British Columbia) on August 22, 2018.

The Company, through its subsidiaries, primarily focuses on providing regulated infrastructure for security token offerings and on-chain Real World Assets (RWAs). The Company operates INX.One, a comprehensive platform that serves as a single point of entry for both the primary issuance of regulated security tokens and secondary market trading of these tokens, along with digital asset (cryptocurrency) trading capabilities. This integrated approach allows the Company to offer a complete solution for tokenization and regulated trading of blockchain-based securities. The Company charges fees at a transaction level. The transaction fee is calculated based on volume and the value of the transaction. The transaction fee is collected from customers at the time the transaction is executed.

The Company charges fees at a transaction level. The transaction fee is calculated based on volume and the value of the transaction. The transaction fee is collected from customers at the time the transaction is executed.

The Company operates in the digital asset segment, which includes the development and operation of integrated, regulated solutions for trading of blockchain assets, and providing services for products utilizing blockchain technology.

Until November 29, 2024, the Company also operated in the brokerage segment through ILSB, which facilitated financial transactions between financial institutions and offered a full range of brokerage services to several leading banking institutions. The segment’s results until the sale date are presented as net income from discontinued operation in the statement of comprehensive income.

Purchase Transaction

On January 10, 2022, the Company completed a transaction with INX Limited (“INX”), whereby INX became a wholly owned subsidiary of the Company (the “Transaction”). The Transaction resulted in a reverse takeover transaction whereby pre-transaction shareholders of INX became the majority shareholders of the Company. The Company continues the business of INX.

On January 24, 2022, the Company’s shares started to trade on the NEO Exchange (now operating as Cboe Canada) under the symbol INXD.

Also, on July 28, 2022, the Company received approval from The OTCQB Venture Market operated by OTC Markets Group Inc. to commence trading of its common shares under the symbol INXDF, with INX’s shares eligible to be cleared and settled by The Depository Trust Company.

INX Token

As part of the Company’s blockchain ecosystem, INX created the INX Token (the “INX Token”), and on August 20, 2020, the U.S Securities and Exchange Commission (the “SEC”) acknowledged the effectiveness of the F-1 Registration Statement that was filed by INX with the SEC and declared the effectiveness of the initial public offering of INX Tokens (“The INX Token Offering” or “the Offering”) pursuant to which INX offered up to 130 million INX Tokens at a price of $0.90 per INX Token.

The INX Token was offered to the public on August 24, 2020, and closed on April 22, 2021, when the Offering was completed.

The INX Digital Company, Inc.

In July 2021, INX listed the INX Token for trading on the trading platform for “digital securities,” i.e., digital assets that constitute securities under the applicable law, operated through INX’s subsidiary, INX Securities, LLC (formerly the “INX Securities Trading Platform”, rebranded as INX.One in 2022).

INX has not allocated for issuance and does not intend to issue 35 million of the 200 million INX Tokens that have been created. These tokens may be used to fund acquisitions, address regulatory requirements or fund the operations of INX if the Board of Directors of INX determines that INX has net cash balances sufficient to fund less than nine months of its operations. INX intends to restrict issuances of the reserved INX Tokens to these or similar extraordinary situations to limit dilution to INX Token holders. In addition, INX maintains 29.4 million INX Tokens in its treasury. As June 30, 2025, the Company held approximately 61.7 million INX Tokens in aggregate.

Following an amendment to the INX Token rights which was approved by the Board of Directors of the Company on May 17, 2019 (the “Token Rights Amendment”), the holders of INX Tokens (other than INX) are entitled to receive a pro rata distribution of 40% of INX’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by INX of an INX Token (the “Adjusted Operating Cash Flow”). The distribution is based on INX’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated as of December 31 of each year. The distribution is to be paid to parties (other than INX) holding INX Tokens as of June 30 of the following year on April 30th, commencing with the first distribution to be paid, if at all. As of June 30, 2025, the INX cumulative adjusted operating cash flow activity was negative.

Holders of INX Tokens are also entitled, at a minimum, to a 10% discount on the payment of transaction fees on the INX.One Trading Platform.

Organizational Structure

The Company’s significant shareholder is Triple-V (1999) Ltd. (“Triple-V”) wholly owned by Mr. Shy Datika, the CEO of the Company, who, as of June 30, 2025, on a combined basis, owns 17.70% of the Company’s outstanding common shares.

The Company operates through the following wholly owned subsidiaries:

●	INX Limited (“INX”), a company incorporated in Gibraltar, is engaged in the operation and development of a digital assets trading platform, a security token trading platform and other services and products related to the fully integrated and regulated solutions for trading of blockchain assets. INX completed a SEC registered initial public Offering of the INX Token. The Offering was registered under the United States Securities Act of 1933, and, in such registration, the INX Token is deemed to be an “equity security” under relevant SEC rules and regulations.

●	INX Digital, Inc. (“INXD”), a Delaware corporation, is registered in 49 US states plus Washington D.C. and Puerto Rico as a money transmitter to operate a trading platform for digital assets. INXD launched a digital asset trading platform on April 29, 2021, which was developed by INX and is operated by INXD. Select digital assets are supported for trading on the INXD platform, such as (identified by symbol): AVAXC, BTC, CRV, DOGE, DOT, ETH, EUROC, FTMLTC, MELANIA, PAXG, PEPE, PYUSD, SOL, TRUMP, USDC, USDT and XRP.

The INX Digital Company, Inc.

●	INX Securities, LLC (Previously named: Openfinance Securities, LLC) (“INXS”), is a Pennsylvania limited liability company. INXS is recognized in the US as a SEC registered Broker Dealer and is an SEC registered Alternative Trading System (“ATS”). INXS was purchased by INX on May 10, 2021, as part of the Asset Purchase Agreement with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc., dated January 12, 2021. After closing on the acquisition, the company’s name was changed from Openfinance Securities, LLC to INX Securities, LLC. INXS offers investment in primary offering and secondary market trading of security tokens previously registered with the SEC or offered under an applicable SEC exemption.

●	Midgard Technologies Ltd. (“Midgard”) is a company incorporated under the laws of the State of Israel. Midgard had served as the research and development arm of INX since November 1, 2020, and was acquired on April 1, 2021. Midgard provides software development, marketing and operations services for the group and starting in 2022, develops the digital assets and security token trading platforms and other products and holds intellectual property.

●	INX Transfer Agent LLC (previously named TokenSoft LLC) (“INX Transfer Agent”), is a Delaware limited liability company. INX Transfer Agent is a transfer agent registered with the SEC and was acquired by INX pursuant to a purchase agreement dated December 28, 2021, for nominal consideration.

●	INX Solutions Limited (“INX Solutions”) was incorporated by INX in Gibraltar as a private company limited by shares. INX Solutions provided liquidity and risk management services to the group through the end of 2023.

●	INX Global EU was incorporated under Cyprus law to secure Cyprus regulatory licensing for digital assets.

The following subsidiaries are currently dormant:

●	INX Digital Assets UK Limited (Previously named: ILSB UK Limited) (“INX UK”), a company incorporated under the laws of England and Wales. INX acquired all issued and outstanding shares of INX UK on July 13, 2021, from Mr. James Crossley, former board member of INX, in consideration for an inconsequential amount of cash.

●	INX EU Ltd. (“INX EU”), a company incorporated under the laws of Cyprus.

●	INX Services, Inc., a Delaware corporation.

The INX Digital Company, Inc.

Changes in share capital during the three months ended June 30, 2025

During the six months ended June 30, 2025, the activity related to Common shares, was as follows:

	Common Shares	Share Premium

Balance as of December 31, 2024	236,794,077	$65,469
Issuance of shares from exercise of share options and vesting of restricted share units	1,388,649	-
Share-based compensation	-	410
Balance as of June 30, 2025	238,182,726	$65,879

Share Based Payments

The Company offers an Omnibus Equity Incentive Plan (“the Plan”), which provides for, among other things, the issuance of options to purchase common shares, restricted shares and restricted share units to employees, directors and service providers of the Company. Subject to certain capitalization adjustments, the aggregate number of shares that may be issued pursuant to share awards under the Plan may not exceed 37,408,948 shares.

During the six months ended June 30, 2025, the activity relating to stock options was as follows:

	Number of Stock Options	Weighted average exercise price
Balance as of December 31, 2024	31,636,487	$0.45
Granted	100,000	0.06
Forfeited	(695,000)	0.10
Exercised	(1,388,649)	0.00
Balance as of June 30, 2025	29,652,838	$0.45

During the six months ended on June 30, 2025, and 2024, the Company recorded share-based compensation expense of $410 and $584, respectively, related to stock options granted.

During the six months ended June 30, 2025, the Company granted or committed to granting the following share options and restricted stock units to employees, directors and service providers under the Plan:

On April 29, 2025, the Company granted to a service provider an option to purchase 50,000 common shares of the Company at the price equal to the fair value per share at the effective date of the grant at a price of CAD 0.15, with a vesting period over 4 years.

On April 29, 2025 the Company granted to an employee 50,000 RSU׳s of the Company with a vesting period over 4 years.

The INX Digital Company, Inc.

Financial and Operational Highlights Financial Highlights

The following table presents an overview of the Company’s assets, liabilities, and shareholders’ equity as of June 30, 2025, and December 31, 2024:

	June 30, 2025	December 31, 2024
Total assets	$58,752	$67,238
Total liabilities	$48,700	$35,190
Shareholders’ equity	$10,036	$32,048
Working capital	$1,933	$17,478
Adjusted working capital (1)	$10,633	$17,300

(1)	Adjusted Working Capital is defined as Working Capital excluding Reserve Fund and INX Token liability, which represents a non-cash fair value measured liability.

Cash and Cash Equivalents

As of June 30, 2025, the Company held a total of $3,924 cash and cash equivalents, a decrease of $6,121 from December 31, 2024.

Total Current Assets

As of June 30, 2025, total current assets were $50,649, representing a decrease of $2,019 from December 31, 2024. The net decrease was primarily attributable to decreases in cash and cash equivalents of $6,121, receivables for sale of subsidiary of $4,423, customer funds of $1,321, and prepaid expenses and other receivables of $932. These decreases were partially offset by increases in short-term investments of $4,561, short-term investments held in Reserve Fund of $4,060, cash and cash equivalents held in Reserve Fund of $2,149, and trade receivables of $8.

Reserve Fund

In connection with the INX Token Offering, INX committed to reserve 75% of the gross proceeds in excess of $25,000, less payments to underwriters, to be available to cover customer and INX’s losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. INX refers to this amount as the “Reserve Fund”.

On July 13, 2021, the INX’s Board of Directors approved the Investment Policy for the Reserve Fund. Per the approved Policy, as amended on August 11, 2022, the Reserve Fund, post the amendment, shall be invested as follows: minimum 15% in cash and bank deposits, up to 70% in U.S Treasury securities, up to 20% shall be invested in exchange traded funds and up to 50% in corporate bonds and other instruments with the lowest investment grade rating of BBB.

As of December 31, 2022, INX had segregated $36,023 as the Reserve Fund in December 2023, a cyber-attack on third-party service provider computer system resulted a loss of $1,618 to one of the Company’s subsidiaries. The Company immediately addressed the security vulnerability, implemented additional security measures designed to prevent such cyber-attack incidents in the future, and continues to work with relevant law enforcements seeking to recover lost funds.

The INX Digital Company, Inc.

The Reserve Fund was used to cover this loss, reducing its balance to $34,405 as of December 31, 2023.

In April 2024, a human error in the Company’s trading platform execution led to a loss of $80. The Company promptly updated work procedures to prevent similar errors. This loss was also covered by the Reserve Fund, further reducing its balance to $34,325 as of June 30, 2025.

As of June 30, 2025, and December 31, 2024, INX has segregated $34,325 which is restricted as the Reserve Fund, The Reserve Fund is held in cash and cash equivalents, U.S. Treasury securities and corporate bonds held at banks and brokerage firms as follows:

	June 30, 2025	December 31, 2024
Cash and cash equivalents	$16,358	$14,209

Financial assets at fair value through other comprehensive income:
Short-term investments
U.S. Treasury securities	805	2,954
Corporate bonds – marketable investments	15,057	8,848
Total short-term investments	15,862	11,802

Long-term investments
Corporate bonds and loans (principally) - marketable investments	2,105	8,314
Total long-term investments	2,105	8,314
Total Reserve Fund	$34,325	$34,325

Assets

As of June 30, 2025, and December 31, 2024, assets totaled $58,736 and $67,238, respectively. The net decrease of $8,502 was primarily due to the following:

Decreases in:

●	Cash and cash equivalents $6,121

●	Long-term investments held in Reserve Fund $6,209

●	Receivables for sale of subsidiary $4,423

●	Customer funds $1,321

●	Prepaid expenses and other receivables $932

●	Digital assets $117

●	Right-of-use assets, net $109

●	Property and equipment, net $32

Offset by increases in:

●	Short-term investments held in Reserve Fund $4,060

●	Short-term investments $4,561

●	Cash and cash equivalents held in Reserve Fund $2,149

●	Trade receivables $8

The INX Digital Company, Inc.

Liabilities

Change in fair value of INX Token

Our balance sheet as of June 30, 2025, includes the INX Token liability of $40,920 compared to $25,833 as of December 31, 2024.

INX Token is measured at fair value based on the closing market price of the INX Token. The fair value of each INX Token as of June 30, 2025, and December 31, 2024, was $0.30 and $0.19, respectively.

For the six months ended June 30, 2025 and 2024, the re-measurement to fair value of the INX Token liability with respect to INX Tokens issued by the Company resulted in an unrealized gain (loss) of $(14,934) and $5,315, respectively, which was recorded in profit or loss.

For the three months ended June 30, 2025 and 2024, the re-measurement to fair value of the INX Token liability with respect to INX Tokens issued by the Company resulted in an unrealized loss of $13,575 and $2,762, respectively, which was recorded in profit or loss.

Change in fair value of INX Token warrants

As of June 30, 2025, and December 31, 2024, directors, advisors, employees and service providers held 8,950,366 and 8,116,958 restricted INX Tokens or INX Token warrants, respectively.

The INX Token warrant liability of $1,016 and $660 on June 30, 2025, and December 31, 2024, respectively, is presented at fair value based on Black-Scholes pricing model.

Changes in fair value of the liabilities noted above are recorded in profit or loss in our consolidated statements of profit and loss and comprehensive income (loss).

On February 27, 2025, the INX board of directors approved a resolution to cancel options to purchase INX Tokens previously granted to certain employees, directors and officers of the company. In the same resolution, the board approved the granting of new options to purchase INX Tokens to these same Grantees. The action followed the recommendation of the Compensation Committee of The INX Digital Company, Inc. and was formalized through a written resolution signed by all board members.

The INX Digital Company, Inc.

Results of Operations Overview

The following table presents an overview of the Company’s results of operations for the six months and for three months ended June 30, 2025, and 2024:

	Three months ended June 30,		Six months Ended June 30,
	2025	2024	2025	2024
Revenue:
Trading and transaction fees	$52	$120	$104	$210
Income from service revenue	189	241	414	437
Cost of services	(159)	(222)	(373)	(418)
Loss on service revenue	30	19	41	19
Equity loss on investment in associate	(143)	(137)	(291)	(162)
Total income (loss)	(61)	2	(146)	67

Operating income (expenses):
Research and development	(799)	(788)	(1,486)	(1,540)
Sales and marketing	(755)	(760)	(1,552)	(1,436)
General and administrative	(2,201)	(2,331)	(4,917)	(3,779)
Change in fair value of INX Token warrant liability	(378)	34	(229)	268
Total operating expenses	(4,133)	(3,845)	(8,184)	(6,487)

Loss from operations	(4,194)	(3,843)	(8,330)	(6,420)

Unrealized gain (loss) on INX Tokens issued	(13,575)	(2,762)	(14,934)	5,315
Finance income	1,386	570	1,872	1,135
Financial expenses	(51)	(80)	(234)	(155)
Loss before tax	(16,434)	(6,115)	(21,626)	(125)
Tax income (expenses)	(5)	(4)	(5)	5
Loss from continuing operations	(16,439)	(6,119)	(21,631)	(120)
Income from discontinued operations		307	-	152
Net income (loss)	(16,439)	(5,812)	(21,631)	32

Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:

Realized (gain) loss on securities at fair value through other comprehensive income (loss) reclassification adjustment into net income (loss)	(587)	-	(587)	-
Unrealized gain on investments at fair value through other comprehensive income (loss)	28	138	(6)	342
Adjustments arising from translating financial statements from functional currency to presentation currency	(163)	(66)	(198)	(78)
Total other comprehensive income	(722)	72	(791)	264

Total comprehensive income (loss)	(17,161)	(5,740)	(22,422)	296

The INX Digital Company, Inc.

Operating Results from the Second Quarter of 2025 and 2024

The 2024 figures were reclassified to reflect the discontinuing of the brokerage segment.

Total income

For the three months ended June 30, 2025, the Company generated total revenues of $241, consisting of $52 in trading and transaction fees and $189 income from service revenue. After deducting service costs of $159 and equity loss on investment in associate of $143, the Company reported a net loss of $61.

For the three months ended June 30, 2024, the Company generated total revenues of $361, consisting of $120 in trading and transaction fees and $241 in service revenue. After deducting service costs of $222 and equity loss on investment in associate of $137, the Company reported net income of $2.

Trading and transaction fees

Trading fee revenue consists of transaction revenue generated from trading and transaction fees from trades in security tokens and digital assets on our INX.One platform. Trading fees earned are based on the price and quantity of the digital asset that is bought or sold and are published on our website (https://www.inx.co/fee-schedules/). Transaction fees may be either set as a fixed fee per transaction or as a percentage of the amount traded. Transaction revenue is recognized at the time the transaction is processed and is directly correlated with trading and transaction volume.

In late 2022, we launched listings of security tokens seeking to raise capital in primary offerings. This service is offered by our SEC broker-dealer subsidiary, INX Securities. Similar to the INX Token, security tokens listed by us are registered with the SEC and are deemed to be an “equity security” under relevant SEC rules and regulations. After the primary offerings are completed, tokens are expected to trade on INX.One in the secondary market. Listing fees are generated on each primary raise and are directly correlated to the total capital raised by the issuer.

Income from Service revenue

Service revenue represents fees from technology consultation and advisory, as well as listing services performed by the Company under written agreements.

In 2023, the Company entered into a service agreement with Nabatech, an entity organized under a joint venture agreement between the Company and an entity based in Switzerland, whereby both parties agreed to join their expertise to develop central bank digital currency solutions utilizing blockchain technology. The Company provides blockchain technology support and advisory services to Nabatech and earns revenue based on time and resources dedicated to the development project.

For the three months ended June 30, 2025, the Company recorded service revenue of $189, following service costs of $159. The Company’s share (33%) in Nabatech’s loss was $143.

For the three months ended June 30, 2024, the Company recorded service revenue of $241, following service costs of $222. The Company’s share (33%) in Nabatech’s loss was $137.

The INX Digital Company, Inc.

Research and Development Expenses

The Company incurred $799 in research and development expenses for the three months ended June 30, 2025, compared to $788 for the three months ended June 30, 2024.

The increase of $11 was primarily driven by an increase in research and development personnel costs of $84, token-based compensation of $8. This was offset by a decrease in software license & web services of $50, in share-based compensation of $19 and other research and development costs $12.

Sales and Marketing Expenses

The Company incurred $755 in sales and marketing expenses for the three months ended June 30, 2025, compared to $760 for the three months ended June 30, 2024.

General and Administrative Expenses

The Company incurred $2,201 in general and administrative expenses for the three months ended June 30, 2025, compared to $2,331 for the three months ended June 30, 2024. The decrease of $130 was primarily due to decreases in other general and administrative costs of $323, general and administrative personnel costs of $94, depreciation and amortization of $101, software and web services of $90, and share- based compensation of $80. This was offset by increases in expenses relating to the Company acquisition of $475, financial consultants’ expenses of $49, and token-based compensation of $31.

Net Loss from Operation

For the three months ended June 30, 2025, and 2024, the Company’s net loss from operations was $4,194 and $3,843, respectively.

Gain (Loss) on INX Tokens Issued

Based on the terms of the INX Token, as described in Note 1 of the consolidated financial statements, the INX Token is a hybrid financial instrument, accordingly, the Company elected, in accordance with IFRS 9, to designate the entire financial liability at fair value with changes in fair value of the liability recognized as gain or loss in the Company’s consolidated statements of profit and loss and comprehensive income (loss).

For the three months ended June 30, 2025 and 2024, the re-measurement to fair value of the INX Token liability with respect to INX Tokens issued by the Company resulted in an unrealized loss of $13,575 and $2,762, respectively, which was recorded in profit or loss.

Net Income (Loss) from continuing operations

The Company’s loss for the three months ended June 30, 2025, was $17,623, compared to $6,119 for the three months ended June 30, 2024. The increase in net loss of $11,504 mainly relates to the change in the unrealized gain on INX Tokens issued and an increase of $10,813 in expenses relating to the Company acquisition.

Total Comprehensive Income (Loss) per Share

The total comprehensive loss from continuing operations per share, basic, for the three months ended June 30, 2025, and 2024 was approximately $0.07 and $0.03, respectively.

The total comprehensive income (loss) from discontinued operations per share, basic and diluted, for the three months ended June 30, 2025, and 2024, was immaterial.

The INX Digital Company, Inc.

Operating Cash Flow

The Company’s Operating Cash Flow for the three months ended June 30, 2025, was negative $3,356 compared to negative $2,736 for three months ended June 30, 2024.

Adjusted Operating Cash Flow

Following an amendment to the INX Token rights which was approved by the Board of Directors of the Company on May 17, 2019 (the “Token Rights Amendment”), the holders of INX Tokens (other than INX) are entitled to receive a pro rata distribution of 40% of INX’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by INX of an INX Token (the “Adjusted Operating Cash Flow”). The distribution is based on INX’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated as of December 31 of each year. The distribution is to be paid to parties (other than INX) holding INX Tokens as of June 30 of the following year on April 30th, commencing with the first distribution to be paid, if at all. As of June 30, 2025, the INX cumulative adjusted operating cash flow activity was negative.

The Cumulative Adjusted Operating Cash Flow as of June 30, 2025, was negative $81,169.

Operating Results from the First Half of 2025 and 2024

Total income

For the six months ended June 30, 2025, the Company generated total revenues of $518, consisting of $104 in trading and transaction fees and $414 income from service revenue. After deducting service costs of $373 and equity loss on investment in associate of $291, the Company reported a loss of $146.

For the six months ended June 30, 2024, the Company generated total revenues of $647, consisting of $210 in trading and transaction fees and $437 income from service revenue. After deducting service costs of $418 and equity loss on investment in associate of $162, the Company reported net income of $67.

Research and Development Expenses

The Company incurred $1,486 in research and development for the six months ended June 30, 2025, compared to $1,540 for the six months ended June 30, 2024. The decrease of $54 was primarily driven by decreases in share-based compensation of $64, other research and development costs of $13, and software licenses and web services related to research and development of $55, offset by increases in research and development personnel costs of $64 and token-based compensation costs of $14.

Sales and Marketing Expenses

The Company incurred $1,552 in sales and marketing expenses for the six months ended June 30, 2025, compared to $1,436 for the six months ended June 30, 2024. The increase of $116 was mainly due to increases in online marketing of $256 and other marketing costs of $137, offset by decreases in marketing personnel costs of $219, share-based compensation of $29, and token-based compensation of $29.

The INX Digital Company, Inc.

General and Administrative expenses

The Company incurred $4,917 in general and administrative expenses for the six months ended June 30, 2025, compared to $3,779 for the six months ended June 30, 2024. The increase of $1,138 was primarily driven by increases in expenses related to the Company acquisition of $1,276, audit fees and financial services of $126, legal fees of $112, general and administrative personnel costs of $111, token-based compensation of $37, compliance fees and services of $30, and directors’ fees of $16. These increases were offset by decreases in other administrative costs of $200, share-based compensation of $93, software and web services of $93, and depreciation and amortization of $69.

Income (loss) from operation

For the six months ended June 30, 2025, and 2024, the Company’s loss from operations was approximately $8,330 and $6,420, respectively.

Gain (Loss) on INX Tokens Issued

During the six months ended June 30, 2025, the Company recorded a loss on INX Tokens issued of $14,934, compared to a gain of $5,315 recorded in the six months ended June 30, 2024.

Net Income (loss)

The Company’s net loss from continuing operations for the six months ended June 30, 2025, was $22,815, compared to a loss of $120 for the six months ended June 30, 2024. The increase in net loss of $22,695 mainly relates to the change in unrealized gain on INX Tokens issued and the fair value adjustment of INX Token warrant liability to employees and service providers..

Total comprehensive income (loss) per share

The total comprehensive income (loss) per share, basic, for the six months ended June 30, 2025 and 2024 was approximately $(0.10) and $0.00, respectively.

The total comprehensive income (loss) per share, diluted, for the six months ended June 30, 2025 and 2024 was approximately $(0.10) and $0.00, respectively.

Operating Cash Flow

The Company’s Operating Cash Flow for the six months ended June 30, 2025, was approximately negative $5,796 compared to $5,199 for the six months ended June 30, 2024.

The INX Digital Company, Inc.

Operational Highlights

Acquisition of the Company

On April 3, 2025, the Company entered into an arrangement agreement (the “Arrangement Agreement”) with OpenDeal Inc. (d/b/a Republic) (“Republic”) in connection with a transaction (the “Arrangement”) that values the Company’s equity at up to $60,000 (assuming the Rollover Share Limit is achieved as defined in the Arrangement Agreement). The agreement was subsequently amended on May 6, 2025.

Under the terms of the Arrangement Agreement, on closing, Republic Strategic Acquisition Co LLC (the “Purchaser”), a wholly-owned subsidiary of Republic, will acquire all of the issued and outstanding common shares of the Company (the “Shares”), other than those Shares already owned by Republic, for an aggregate amount of up to $54,800 as follows:

●	Up to $18,800 in consideration will be provided to the Rollover Shareholders (as defined in the Arrangement Agreement).

●	Fixed consideration of $36,000 will be paid by Republic to the non-Rollover Shareholders, of which:

○	$20,000 will be paid in cash upon completion of the Arrangement

○	$16,000 will be paid 18 months following the Escrow Deposit Date pursuant to the terms of a contingent value rights agreement (the “CVR Agreement”)

Several key milestones have been achieved in the Arrangement process:

●	The Company’s shareholders approved the Arrangement at the annual general and special meeting held on June 19, 2025.

●	The Company obtained a final order of the Supreme Court of British Columbia on June 25, 2025 .

●	FINRA approval for the change of ownership was received on July 8, 2025

●	Republic has deposited US$10,000 in escrow with Odyssey Trust Company as the escrow agent, pursuant to the escrow agreement entered by the Company, Republic, the Purchaser and Odyssey Trust Company

The Arrangement is expected to close within eight months following the date of the Arrangement Agreement, subject to the satisfaction of certain customary closing conditions.

As part of the transfer of ownership, INX’s cash reserve fund, which as of June 30, 2025, totals approximately US$34.3 million, will be fully distributed to INX Token holders after closing of the transaction.

Focus on the growth of listings offered on security token market

We aim to be the market leader offering regulated investment opportunities in the form of Web3 integrated security tokens. INX’s main focus remains on the growth of security token investment opportunities and on-chain Real World Assets (RWAs) offered to our customers on the INX.One platform by creating a go-to holistic solution for private founders, public companies and corporate partners to raise capital by utilizing regulated security tokens or tokenize previously issued securities or shares and list them on INX.One, providing an efficient and transparent secondary market for this asset class, and giving access to ‘first look’ investment opportunities to investors in the U.S. and globally. We also continue to enter into listing agreements with companies and tokenization platforms in the U.S. and globally that seek to list their issued security tokens or on-chain RWA for secondary market trading on INX.One.

The INX Digital Company, Inc.

As of June 30, 2025, five (5) portfolio companies were actively raising capital in their primary offerings and are exclusively available for investment to clients of INX, on the INX.One platform. Additionally, additional issuers have been actively undergoing the due diligence process prior to being listed for primary offering. Once the primary raises are closed, these tokens are expected to launch on INX.One in the secondary market trading after a seasoning period. As of June 30, 2025, the INX Token (INX) and the Republic Note ($Note) are the most actively traded security tokens on INX.One and are among the most actively traded security tokens in the United States.

Expansion of technical capabilities and improvements of efficiency and reliability of INX.One

As the tokenization of real-world assets gains momentum, we have made progress strategically expanding our technology infrastructure and capabilities as well as forming strategic partnerships to introduce new on-chain Real World Assets (“RWA”) on INX.One.

Strategic Partnership

During 2024, the Company announced the listing of tokenized NVIDIA Corp. (NVDA), Tesla (TSLA), Microsoft (MSFT), Google (GOOGL), and GameStop (GME) shares ( “Tokeneized shares”) on its platform. These tokenized shares, are backed one-to-one by shares, and issued on the blockchain network in partnership with Backed Finance. This initiative is designed for eligible non-US users only, marking a significant advancement in the on-chain RWA market by bridging traditional financial assets with digital trading.

On August 2024, the company, through its broker-dealer subsidiary, INX Securities LLC, announced a strategic association with Muriel Siebert & Co., LLC, a prominent name in traditional financial services, and a wholly owned subsidiary of Siebert Financial Corp. (NASDAQ: SIEB). This collaboration marks a significant milestone in expanding On-Chain RWA investment opportunities to Siebert’s long-established relationships. This association will enable Siebert’s extensive network of clients and/or potential issuers to connect with INX’s cutting-edge marketplace for the primary issuance and secondary trading of RWAs.

Strategic Partnership with Republic

In June 2023, INX entered into a strategic collaboration agreement with OpenDeal Inc. (“Republic”), a global financial firm operating a digital merchant bank and a network of investment platforms, pursuant to which the parties seek to expand the breadth and depth of tokenization infrastructure and access to digital assets for investors worldwide.

By combining INX’s digital trading infrastructure and expertise in tokenized primary offerings and secondary market trading, together with Republic’s well-established primary distribution, wallet, and portfolio companies, both companies are poised to introduce a wide range of compliant solutions for both primary and secondary markets and redefine the way capital is raised, empowering both institutional and retail investors globally.

In Q4 2023 INX listed the Republic Note ($Note) on INX.One for secondary market trading and completed the integration of the Republic Wallet as a new custody solution for clients on INX.One, which marks a significant milestone in the collaboration between the entities and sets a strong foundation scalable for future listings of tokens from the Republic’s portfolio of companies.

The INX Digital Company, Inc.

In July 2024, INX and Republic further expanded and strengthened the partnership: INX will refer prospective securities issuers to Republic for their initial offerings, earning commissions from any revenues Republic generates from these clients. Following these initial offerings, securities may be listed and traded on INX’s platform, showcasing the seamless transition and cooperative spirit of the partnership.

Partnership with SICPA Focused on Central Bank Digital Currency Solutions

In 2023, the Company entered into a strategic partnership with SICPA, a global industry leader providing authentication technology and services to sovereign central banks globally, to develop central bank digital currency (“CBDC”) solutions utilizing blockchain technology for clients of SICPA and beyond. For the purpose of executing shared objectives under the joint venture agreement, SICPA and INX formed NABATECH SA (“Nabatech”), an entity organized under the laws of Switzerland. The Company serves as the technology partner to Nabatech providing its expertise in the development and integration of blockchain-based infrastructure and smart contract software solutions for the development and launch of a secure and scalable environment designed for central banks globally to deploy digital currencies. The solution developed is focused on multi series wholesale and retail CBDCs, flexible and configurable privacy design ranging from full anonymity to automated KYC, interoperability between wholesale and retail tokens, support for the issuance of digital bonds, stablecoins and tokenized assets. The developed technology design meets requirements of central banks and sovereign states to maintain financial stability of the economy and strives for a seamless interoperability between all asset types to ensure smooth integration with conventional financial systems while supporting legal and regulatory compliance models of a given economic monetary policy and mitigating liquidity risks with a smart and innovative conversion mechanism.

The core design principle of the CBDC solution offered by Nabatech embraces financial inclusion by enabling flexible and programmable risk-based privacy settings applied offline, which increase trust and adoption of the CBDC by the population. While the development of the CBDC solution is deemed to be a longer-term initiative, during 2024, Nabatech is expected to bid competitively seeking to win CBDC engagements from central banks globally.

Expansion of Money Transmitter Licensing

INX Digital, Inc., licensed or otherwise cleared to operate in 49 U.S. states plus Washington D.C. and Puerto Rico as a money transmitter, continued to expand its licensing with the addition of Wisconsin during the three months ended June 30, 2025.

Related Party Transactions

The Company’s related parties include its subsidiaries, associates and service providers over which the Company exercises significant influence, and key management personnel. Key management personnel are those people who have the authority and responsibility for directing and controlling the activities of the Company, directly and indirectly. Key management personnel include officers, directors and companies controlled by officers and directors.

Liquidity and Capital Resources

The financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

The INX Digital Company, Inc.

Financial Instruments and Risk Management

The following is the accounting policy for financial assets under IFRS 9:

Overview

The Company’s financial instruments consist of cash and accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying value due to short term nature.

Credit Risk

Credit Risk is the risk of a potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.

Capital Management

The Company’s capital consists of share capital. The Company sets the amount of capital in relation to risk and manages the capital structure and makes adjustments to it in light of changes to economic conditions and the risk characteristics of the underlying assets.

The Company’s objectives when managing capital are:

●	to maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk; and

●	to maintain investor, creditor and market confidence in order to sustain the future development of the business.

The Company is not subject to any externally or internally imposed capital requirements at year end, except as discussed below.

The INX Digital Company, Inc.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements as of June 30, 2025.

Critical Judgment and Estimates

The details of the Company’s accounting policies are presented in Note 2 of the consolidated financial statements as of and for the year ended December 31, 2024. The accounting policies applied in preparation of the interim condensed consolidated financial statements as of and for the six months ended June 30, 2025, are consistent with those applied and disclosed in the Company’s audited financial statements for the year ended December 31, 2024.

Management’s responsibility for the financial statements

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of the statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements. Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Geopolitical risk

A significant portion of the Company’s operations and management is based in Israel. Following the October 7, 2023 Hamas attack on Israel and the subsequent outbreak of war, the Company has been monitoring the situation closely. As of the financial statements’ issuance date, the Company has experienced no interruption or adverse impact on its business activities resulting from the conflict.

The Company maintains a comprehensive business continuity plan and has implemented necessary measures in accordance with this plan to ensure consistent operations and customer service. However, it is not possible at this time to predict the potential adverse impacts of the ongoing conflict on the Company’s future business operations.

Corporate Governance

The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three directors, all of whom are independent, meets with the management of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters as required.